UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             HealthGrades.Com, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   84748M 10 2
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                               Patrick M. Jaeckle
                             HealthGrades.Com, Inc.
                            44 Union Blvd., Suite 600
                               Lakewood, CO 80228
                                  303-716-6509
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 17, 2000
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 84748M 10 2
-----------------------------------------------------------------
1        Names of Reporting Persons
         Essex Woodlands Health Ventures Fund IV. L.P.
         See Item 2 for identification of General Partner

         I.R.S. Identification Nos. of Above Persons (entities only)
-----------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
-----------------------------------------------------------------
3        SEC Use Only


-----------------------------------------------------------------
4        Source of Funds (See Instruction)
         WC
-----------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
-----------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
-----------------------------------------------------------------
                            7       Sole Voting Power
Number of Shares                            4,050,000
  Beneficially             _____________________________________________________
    Owned by                8       Shared Voting Power
     Each                                   -0-
   Reporting               _____________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   4,050,000
                           -----------------------------------------------------
                            10      Shared Dispositive Power
                                            -0-
-----------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,050,000
-----------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         /X/
-----------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         17.9%
-----------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
-----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 84748M 10 2
-----------------------------------------------------------------
1        Names of Reporting Persons
         Essex Woodlands Health Ventures IV. L.L.C.
         See Item 2 for list of Managing Members

         I.R.S. Identification Nos. of Above Persons (entities only
-----------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
        (b) /X/
-----------------------------------------------------------------
3        SEC Use Only


-----------------------------------------------------------------
4        Source of Funds (See Instruction)
         WC
-----------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
-----------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
-----------------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                            4,050,000
  Beneficially             _____________________________________________________
   Owned by                 8       Shared Voting Power
     Each                                   -0-
   Reporting               _____________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   4,050,000
                           -----------------------------------------------------
                            10      Shared Dispositive Power
                                            -0-
-----------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,050,000
-----------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
-----------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         17.9%
-----------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         OO
-----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 84748M 10 2
-------------------------------------------------------
1        Names of Reporting Persons
         James L. Currie
         I.R.S. Identification Nos. of Above Persons (entities only)

-------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
-------------------------------------------------------
3        SEC Use Only


-------------------------------------------------------
4        Source of Funds (See Instruction)
         SC
------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
-------------------------------------------------------
6        Citizenship or Place of Organization
         U.S. Citizen
-------------------------------------------------------
                            7       Sole Voting Power
Number of Shares                            -0-
  Beneficially             __________________________________________________
   Owned by                 8       Shared Voting Power
     Each                                   4,050,000
   Reporting               __________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   -0-
                           --------------------------------------------------
                           10      Shared Dispositive Power
                                            4,050,000
-------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,050,000
-------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
-------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         17.9%
-------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
-------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 84748M 10 2
-------------------------------------------------------
1        Names of Reporting Persons
         Marc S. Sandroff
         I.R.S. Identification Nos. of Above Persons (entities only)

-------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/
-------------------------------------------------------
3        SEC Use Only


-------------------------------------------------------
4        Source of Funds (See Instruction)
         WC
-------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
-------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
-------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                            -0-
  Beneficially             __________________________________________________
   Owned by                 8       Shared Voting Power
     Each                                   4,050,000
   Reporting               __________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   -0-
                           --------------------------------------------------
                            10      Shared Dispositive Power
                                            4,050,000
-------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,050,000
-------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
-------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         17.9%
-------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
-------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 84748M 10 2
-------------------------------------------------------
1        Names of Reporting Persons
         Martin P. Sutter
         I.R.S. Identification Nos. of Above Persons (entities only)

-------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
-------------------------------------------------------
3        SEC Use Only


-------------------------------------------------------
4        Source of Funds (See Instruction)
         WC
-------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
-------------------------------------------------------
6        Citizenship or Place of Organization
         U.S. Citizen
-------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                            -0-
  Beneficially             __________________________________________________
   Owned by                 8       Shared Voting Power
     Each                                   4,050,000
   Reporting               __________________________________________________
    Person                  9       Sole Dispositive Power
     With                                   -0-
                           --------------------------------------------------
                            10      Shared Dispositive Power
                                            4,050,000
-------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,050,000
-------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
-------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         17.9%
-------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
-------------------------------------------------------

                                 Schedule 13D of
                  Essex Woodlands Health Ventures Fund IV. L.P.
                   Essex Woodlands Health Ventures IV. L.L.C.
                                 James L. Currie
                              Marc S. Sandroff and
                                Martin P. Sutter
          with respect to the Common Stock, par value $0.001 per share of HealthGrades.Com, Inc.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, par value $0.001 per share of HealthGrades.Com, Inc. (the "Company") having its principal office at 44 Union Blvd., Suite 600, Lakewood, CO 80228.

ITEM 2.  IDENTITY AND BACKGROUND

         Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons"): (a) name;
(b) address of principal office and place of business(if entity) or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) present principal business (if entity); and (e) present principal occupation or employment (if individual) and the name of any corporation or other organization in which such employment is conducted.

I.

         a.   Essex Woodlands Health Ventures Fund IV. L.P. ("Essex Fund")
         b.   190 South LaSalle Street, Suite 2800, Chicago,  Illinois 60603.
         c.   Delaware.
         d.   Venture capital investment.
         e.   NA

II.

         a.   Essex Woodlands Health Ventures Fund IV. L.L.C. ("Essex L.L.C.")
         b.   190 South LaSalle Street, Suite 2800, Chicago, Illinois  60603.
         c.   Delaware.
         d.   Venture capital investment.
         e.   NA

III.

         a.   James L. Currie
         b.   190 South LaSalle Street, Suite 2800, Chicago, Illinois  60603.
         c.   U.S. Citizen
         d.   NA
         e.   Managing Director, Essex Woodlands Health Ventures Fund IV. L.L.C.
IV.

         a.   Marc S. Sandroff
         b.   190 South LaSalle Street, Suite 2800, Chicago, Illinois  60603.

         c.   U.S. Citizen
         d.   NA
         e.   Managing Director, Essex Woodlands Health Ventures Fund IV. L.L.C.

V.       a.   Martin P. Sutter
         b.   190 South LaSalle Street, Suite 2800, Chicago, Illinois  60603.
         c.   U.S. Citizen
         d.   NA
         e.   Managing Director, Essex Woodlands Health Ventures Fund IV. L.L.C.

         During the last five years, none of the Filing Persons (i)has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Essex Fund acquired directly 3,000,000 shares of Common Stock of the Company, and a Warrant to acquire an additional 1,050,000 such shares, pursuant to a March 3, 2000 Amended and Restated Stock Purchase Agreement, in exchange for the payment of $6,000,000 the source of which was capital contributed by partners in Essex Fund.


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the Company by the Filing Persons was to make an investment in the Company. None of the Filing Persons currently has any plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although each of the Filing Persons reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         TOTAL OUTSTANDING SHARES. According to information provided to the Filing Persons by the Company, the number of shares of Common Stock outstanding on March 17, 2000 was 21,516,468 and the number of shares of Common Stock subject to the Warrant held by Essex Fund was 1,050,000 for a total of 22,566,468 shares.

         ESSEX FUND. As of the date of filing of this Schedule 13D, Essex Fund is the holder of record of 4,050,000 shares of Common Stock of the Company, representing approximately 17.9% of the Common Stock outstanding, and has sole voting and investment power with respect to such securities.

         ESSEX L.L.C. Essex L.L.C., as sole General Partner of Essex Fund, may also be deemed to have sole voting and investment power with respect to such securities. Essex L.L.C. disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

         MESSRS. CURRIE, SANDROFF AND SUTTER. Under the operating agreement of Essex L.L.C., Messrs. Currie, Sandroff and Sutter have the power by unanimous consent (i) to cause the Essex Fund to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Sandroff and Sutter may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by Essex Fund. Messrs. Currie, Sandroff and Sutter disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

         None of the Filing Persons has effected any transactions in the securities of the Company during the past 60 days.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
                 RELATIONSHIPS WITH RESPECT TO
                 SECURITIES OF THE ISSUER.

         Essex Fund is party to a Co-Sale and Voting Agreement dated as of March 17, 2000 which contains certain commitments regarding election of directors and a copy of which is attached hereto as Exhibit B.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A. Agreement of Joint Filing, dated as of March 24, 2000, among the Filing Persons.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2000


                                  ESSEX WOODLANDS HEALTH VENTURES FUND, IV. L.P.

                                  By its general partner:

                                  ESSEX WOODLANDS HEALTH VENTURES, IV. L.L.C.


                                  By: /s/Marc S. Sandroff
                                      ------------------------------------------
                                  Name:
                                      ------------------------------------------
                                         Managing Director


                                  ESSEX WOODLANDS HEALTH VENTURES, IV. L.L.C.


                                  By: /s/Marc S. Sandroff
                                      ------------------------------------------
                                  Name:
                                      ------------------------------------------
                                         Managing Director


                               /s/ James L. Currie
                               ------------------------------------------
                                    James L. Currie

                              /s/ Marc S. Sandroff
                              ------------------------------------------
                                  Marc S. Sandroff

                              /s/ Martin P. Sutter
                              ------------------------------------------
                                  Martin P. Sutter

EXHIBIT A

                            AGREEMENT OF JOINT FILING


                  In accordance with Rule 13d-1 (k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock, par value $0.0001 per share, of HealthGrades.Com, Inc., and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of March 24, 2000.


                                 ESSEX WOODLANDS HEALTH VENTURES FUND, IV. L.P.

                                 By its general partner:

                                 ESSEX WOODLANDS HEALTH VENTURES, IV. L.L.C.


                                 By:     /s/ Marc S. Sandroff
                                    ----------------------------------------
                                 Name:
                                            Managing Director


                                 ESSEX WOODLANDS HEALTH VENTURES, IV. L.L.C.


                                 By:      /s/ Marc S. Sandroff
                                     ---------------------------------------
                                 Name:
                                                 Managing Director

                                    /s/  James L. Currie
                                 -------------------------------------------
                                            James L. Currie

                                     /s/  Marc S. Sandroff
                                 -------------------------------------------
                                            Marc S. Sandroff

                                    /s/  Martin P. Sutter
                                 -------------------------------------------
                                            Martin P. Sutter

EXHIBIT B

                           COSALE AND VOTING AGREEMENT

         This CoSale and Voting Agreement (this "Agreement") is made as of March 17, 2000 among HealthGrades.com, Inc., a Delaware corporation (the "Company"), Essex Woodlands Health Ventures Fund IV, L.P., an Illinois partnership ("Essex"), PaineWebber, as custodian for William J. Punk, I.R.A. ("PW"), Punk, Ziegal & Company Investors, L.L.C. ("Punk"), and Chancellor V, L. P. ("Invesco" and with Punk, PW and Essex collectively the "Investors"), Kerry Hicks ("Hicks"), Paul Davis ("Davis"), David Hicks ("D. Hicks") and Patrick Jaeckle ("Jaeckle" and with Hicks, Davis and D. Hicks collectively, the "Founders") (the Investors and the Founders are sometimes referred to herein as the "Shareholders").

                                    RECITALS

         A. The Founders own certain outstanding shares of Common Stock, par value $0.001 per share ("Common Stock"), of the Company.

         B. The Investors have purchased shares of Common Stock and warrants (the "Warrants") to purchase Common Stock (the "Equity Securities") pursuant to a Amended and Restated Stock Purchase Agreement dated March 3, 2000.

         C. In order to induce the Investors to purchase the Common Stock, the Shareholders have agreed to provide certain co-sale and voting rights with respect to their holdings of the Company's Common Stock.

         NOW, THEREFORE, in consideration of the mutual promises and other consideration hereinafter set forth, the adequacy and receipt of which is hereby acknowledged by the parties hereto, the parties agree as follows:

1.       Right of Co-Sale.
         ----------------

         1.1. The Right. If at any time any Founder (a "Selling Founder") proposes to sell shares of Common Stock pursuant to a bona fide offer from a party or parties other than other Founders or any of the Investors and such sale is a private transaction, then the Selling Founder shall provide notice of such proposed sale to the Investors, such notice containing (i) notice that the Selling Founder intends on selling his shares, (ii) the material terms and conditions of such sale, (iii) any written materials or agreements setting forth the agreement between the Selling Founder and the purchaser, and (iv) each Investor's "pro rata portion" (as defined below) in the sale (assuming all Investors elect to be Co-Sellers). The Investors shall be entitled to sell their pro rata portion on the same terms and conditions as the Selling Founder. If any of the Investors notifies the Selling Founder in writing within 10 days after receipt of the notification of such proposed sale from the Selling Founder, such Investor or Investors (the "Co-Seller") shall have the right to sell up to its pro rata portion of Common Stock which the Selling Founder proposes to sell to such third party; whereupon the Selling Founder shall assign so much of his interest in the agreement of sale as is proportionate to each Co-Seller's pro rata portion in the sale of Common Stock (or such lesser amount if so elected by such Co-Seller) and each Co-Seller shall assume its respective part of the obligations of the Selling Founder under such agreement, provided, however, no Co-Seller shall be required to give any covenants, representations or warranties other than with respect to title to its Equity Securities. For the purposes of this Section 1.1 the "pro rata portion" which each Co-Seller shall be entitled to sell shall be an amount of Equity Securities (assuming the issuance of all shares of Common Stock, issuable upon exercise of the Warrants) equal to a fraction of the total amount of Common Stock proposed to be sold, the numerator of which is the aggregate of all Equity Securities (assuming the conversion of all such securities to Common Stock) which are then held by such Co-Seller and the denominator is the aggregate of all Common Stock then held by the Selling Founder and all Equity Securities (assuming the conversion of all such securities to Common Stock) then held by all Co-Sellers who have elected to exercise their co-sale rights. Each of the Investors shall notify the Selling Founder whether it elects to sell an amount equal to or less than its pro rata portion of the Common Stock so offered

         1.2. Failure to Notify. If within 10 days after the Selling Founder gives the aforesaid notice to Investors, none of the Investors notifies the Selling Founder that it desires to sell any or all of its pro rata portion of the Common Stock described in such notice at the price and on the terms and conditions set forth therein, then the Selling Founder may sell during the 120-day period immediately following the expiration of such 10-day period such Common Stock as to which the Investors did not indicate a desire to sell to other persons at the same price and upon the same terms and conditions as those set forth in the notice. In the event the Selling Founder has not sold the Common Stock on the same terms and conditions as those set forth in the notice within such 120-day period, the Selling Founder shall not thereafter sell any Common Stock without first notifying the Investors in the manner provided above.

         1.3. Limitations to Right of Co-Sale. Without regard and not subject to the provisions of this Agreement:


               (a) a Founder may sell or otherwise assign for consideration or gift Common Stock to any or all of his ancestors, descendants, spouse, employees of the Company or to a custodian, trustee (including a trustee of a voting trust), executor, or other fiduciary for the account of or a trust for the benefit of his ancestors, descendants or spouse, provided that each such transferee or assignee, prior to the completion of the sale, transfer, gift or assignment, shall have executed documents assuming the obligations of a Founder under this Agreement with respect to the transferred securities;

               (b) a Founder may sell shares of Common Stock, the proceeds of which are used to exercise stock options issued under the Company's stock option plan;

               (c) a Founder may pledge and/or sell shares of Common Stock to the Company; and

               (d) a Founder may sell shares of Common Stock in the open market in amounts not to exceed the limitations permitted under Rule 144.

2.       Voting.
         ------

         2.1. Designees to Board of Directors. The Shareholders agree to vote all securities of the Company over which they have voting control and to take all other necessary or desirable actions within their control (whether as shareholders, directors or officers of the Company or otherwise, and including without limitation attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board and shareholder meetings), so that:

               (a) The Company shall have a Board of Directors comprising of no more than eight (8) members;

               (b) At the option of Essex, one designee of Essex and, at the option of Invesco, one designee of Invesco shall be elected to the Board of Directors; and

               (c) In the event that a director designated by Essex or Invesco for any reason ceases to serve as a member of the Board of Directors during his or her term of office, at the option of Essex or Invesco, as applicable, the resulting vacancy on the Board of Directors shall be filled by a designee of Essex or Invesco, as applicable.

3.       Committees.
         ----------

         3.1. Audit Committee. At the option of Essex and Invesco, as applicable, the directors designated by Essex and Invesco shall serve as members of the Audit Committee of the Company.

         3.2. Compensation Committee. At the option of Essex and Invesco, as applicable, the directors designated by Essex and Invesco shall serve as members of the Compensation Committee.

4.       Miscellaneous.
         -------------

         4.1. Legends. All instruments evidencing Equity Securities held by Shareholders shall be legended, describing the obligations of Shareholders under this Agreement.

         4.2. Effectiveness and Termination. This Agreement, and the respective rights and obligations of the Shareholders hereto, shall become effective on the date hereof, and shall terminate:

               (a) with respect to Section 1 above, upon the earlier of: (i) when the Investors cease to own in the aggregate five percent (5%) or more of the issued and outstanding shares of Common Stock of the Company, and (ii) on the third anniversary of the date hereof;

               (b) with respect to Sections 2 and 3 above and the obligation to elect Essex to the Board of Directors and the Audit and Compensation Committee, upon the later of (i) the fifth anniversary of the date hereof, and (ii) the date on which Essex fails to own in the aggregate more than 5% of the issued and outstanding Common Stock;

               (c) with respect to Sections 2 and 3 above and the obligation to elect Invesco to the Board of Directors and the Audit and Compensation Committee, upon the later of (i) the fifth anniversary of the date hereof, and (ii) the date on which Invesco fails to own in the aggregate more than 5% of the issued and outstanding Common Stock; and

               (d) notwithstanding anything contained herein to the contrary, this Agreement will terminate upon a Change of Control Transaction. A "Change of Control Transaction" shall mean (i) a transaction in which all of the shares of Common Stock are exchanged for cash or other securities of a third party and such transaction results in the holders of Common Stock holding less than fifty percent (50%) of the voting power of the surviving entity, or (ii) the sale or transfer of all or substantially all of the Company's assets.

         4.3. Notices. All communications (other than those sent to shareholders generally) provided for hereunder shall be in writing and delivered or mailed by registered or certified mail, or by reputable overnight delivery, to the notice addresses set forth in that Stock Purchase Agreement or, with respect to the Founders, to the then current address set forth on the books and records of the Company.

         4.4. Successors and Assigns. This Agreement shall be binding upon the Company, the Shareholders and their successors and assigns and shall inure to the Investors' benefit and to the benefit of the Investors' respective successors and assigns.

         4.5. Complete Agreement; Amendments. This Agreement constitutes the full and complete agreement of the parties hereto with respect to the subject matter hereof. This Agreement supersedes and takes the place of all prior agreements relating to its subject matter. No amendment, modification or termination of any provisions of this Agreement shall be valid unless in writing and signed by the Company and each of the Shareholders.

         4.6. Severability. Should any part of this Agreement for any reason be declared invalid, such decision shall not affect the validity of any remaining portion, which remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties hereto that they would have executed the remaining portion of this Agreement without including therein any such part, parts, or portion which may, for any reason, be hereafter declared invalid.

         4.7. Specific Performance. In addition to any and all other remedies that may be available at law, in the event of any breach of this Agreement, each party hereto shall be entitled to specific performance of the agreements and obligations of the Company and the other parties hereto hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

         4.8. Governing Law. This Agreement and securities issued and sold hereunder shall be governed by and construed in accordance with the internal laws of the State of Delaware.

         4.9. Captions. The descriptive headings of the various paragraphs or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

         4.10. Number and Gender. Where required by the context, singular words or pronouns shall be construed as plural, plural words and pronouns shall be construed as singular and the gender of personal pronouns shall be construed as either masculine, feminine or neuter.

         4.11. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute one Agreement binding on all the parties hereto.

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


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                    COMPANY:

                                           HEALTHGRADES.COM, INC.


                                           By: /s/ Patrick M. Jaeckle
                                           Patrick M. Jaeckle
                                           President

                                    FOUNDERS:


                                           /s/ Kerry Hicks
                                           Kerry Hicks


                                           /s/ Patrick Jaeckle
                                           Patrick Jaeckle


                                           /s/ David Hicks
                                           David Hicks


                                           /s/ Paul Davis
                                           Paul Davis


                                    INVESTORS:


                                           ESSEX WOODLANDS HEALTH VENTURES FUND
                                           IV. L.P.

                                           By its general partner:

                                           ESSEX WOODLANDS HEALTH VENTURES, IV.
                                           L.L.C.


                                           By: /s/ Marc Sandroff
                                           Marc Sandroff
                                           Managing Director

                                           CHANCELLOR V., L.P.

                                           By:  IPC Direct Associates V, L.L.C.
                                                   Its General Partner

                                           By:  INVESCO Private Capital, Inc.
                                                   Its Managing Member


                                           By:/s/ Howard E. Goldstein
                                           Howard E. Goldstein
                                           Managing Director


                                           PUNK, ZIEGEL & COMPANY INVESTORS,
                                           L.L.C.


                                           By: /s/ John L. Bligh
                                           John L. Bligh
                                           Administrative Member

                                           PAINEWEBBER, AS CUSTODIAN FOR WILLIAM
                                           J. PUNK, I.R.A.


                                           By: /s/ William J. Punk
                                           William J. Punk